UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (see Item 4)
	6	SHARED VOTING POWER	0 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0 (see Item 4)
	8	SHARED DISPOSITIVE POWER	0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.0% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Item 1(a).        Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).        Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)        Name of Person Filing:

Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors (the “Reporting Person”)

Item 2 (b)        Address of Principal Business Office or, if none, Residence:

c/o Richard D. Parsons
9 West 57th Street, Suite 4700
New York, NY 10019

Item 2 (c)        Citizenship:

New York

Item 2 (d)        Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

518439 10 4

Item 3.             Not applicable

Item 4.             Ownership

(a) - (c)	At December 31, 2013, the Reporting Person beneficially owned 0 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”).

Item 5.             Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Page 3 of 7 pages

Item 8.             Identification and Classification of Members of the Group

The Reporting Person is no longer a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.

Item 9.             Notice of Dissolution of Group

Not Applicable

Item 10.           Certifications

Not Applicable

Page 4 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2014

Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors

By:	/s/ Richard D. Parsons
Name:	Richard D. Parsons, Trustee

Page 5 of 7 pages

EXHIBIT INDEX

Exhibit A                      List of Parties to the Stockholders’ Agreement (as of December 31, 2013)

Page 6 of 7 pages